Policies in Respect to Securities Investments:

Effective June 1, 2017, the principal investment strategies for Fidelity Global Credit Bond Fund have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser invests the fund's assets in both U.S. dollar-denominated and non-U.S. dollar-denominated securities, and will ~~actively manage~~ hedge the ~~fund's~~ fund’s foreign currency exposures utilizing forward foreign currency exchange contracts .

The Adviser may also invest a portion of the fund’s assets in hybrid and preferred securities.

The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, currency, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. ~~The~~ In addition to forward foreign currency exchange contracts, the fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), forwards, and futures contracts (both long and short positions) on securities, other instruments, indexes, or currencies. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.